Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

21st Century Oncology Holdings, Inc.

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2009	2010	2011	2012	2013
Pre-tax income before before adjustment for noncontrolling interests in consolidated subsidiaries	(6,713)	(126,600)	(375,248)	(146,584)	(98,680)
(Income)Loss from equity investees	(880)	(1,001)	1,036	817	454
Distributed income of equity investees	301	1,007	633	9	21
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(1,835)	(1,698)	(3,558)	(3,079)	(1,966)
Fixed Charges	65,137	62,490	65,656	83,361	94,244
Earnings	56,010	(65,802)	(311,481)	(65,476)	(5,927)

Interest expense	63,119	59,098	61,212	77,987	87,209
An estimate of the interest within rental expense	2,018	3,392	4,444	5,374	7,035
Fixed Charges	65,137	62,490	65,656	83,361	94,244

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency to cover charges (2)	9,127	128,292	377,137	148,837	100,171

(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtness including amortization of deferred financing costs and the portion of operating lease rental expense that is representative of the interest factor.

(2) Coverage deficiency represents the amount by which earnings were insufficient to cover fixed charges.